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                              September 16, 2021

       Carl Lukach
       Chief Financial Officer
       Noodles & Company
       520 Zang Street, Suite D
       Broomfield, CO 80021

                                                        Re: Noodles & Company
                                                            Form 8-K filed
August 3, 2021
                                                            Response dated
August 31, 2021
                                                            File No. 1-35987

       Dear Mr. Lukach:

               We have reviewed your August 31, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 23, 2021 letter.

       Form 8-K filed August 3, 2021

       Exhibit 99.1
       Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss), page
10

   1.                                                   We note your response
to comment 2. Removing the impact of your valuation
                                                        allowance appears to be
an individually tailored income tax recognition method. Please revise your
presentation to remove this adjustment or tell us why you believe it is not an individually tailored
recognition method. Refer to Question 100.04 of the staff's
                                                        Compliance and
Disclosure Interpretations on Non-GAAP Financial Measures.
 Carl Lukach
Noodles & Company
September 16, 2021
Page 2

       You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameCarl Lukach                            Sincerely,
Comapany NameNoodles & Company
                                                         Division of
Corporation Finance
September 16, 2021 Page 2                                Office of Trade &
Services
FirstName LastName